EXHIBIT 2
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11 March 2004

                              WPP GROUP plc ("WPP")


WPP announces that on 11th March 2004 it acquired 1,000,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 553.8275p per share.


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